SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PRESIDENTIAL LIFE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

740884101

(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:

Daniel E. Stoller, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,432,284*
	8.	Shared Voting Power See Item 5
	9.	Sole Dispositive Power 2,432,284*
	10.	Shared Dispositive Power See Item 5
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]*
13.		Percent of Class Represented by Amount in Row (11) 8.2%*
14.		Type of Reporting Person (See Instructions) IN

*  Does not include 5,503,981 shares owned by the Kurz Family Foundation, Ltd.  Herbert Kurz disclaims beneficial ownership of such shares.  See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 112,977
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,977
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 0.4%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on February 17, 2009, as amended on October 2, 2009, November 9, 2009 and January 11, 2010 (the "Filing"), by Herbert Kurz and Edythe Kurz (the "Reporting Persons") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Presidential Life Corporation, a Delaware corporation (the "Company").  Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

Within the applicable time period under Delaware law, Mr. Kurz did not obtain the requisite number of consents in order to effectuate the proposals contained in his consent solicitation statement filed with the Securities and Exchange Commission on December 4, 2009.  Mr. Kurz, however, received significant support from the Company's stockholders, receiving consents representing approximately 44% of the outstanding shares of Common Stock.  Mr. Kurz believes that this support confirms that many of the Company's stockholders are dissatisfied with the current leadership, management and direction of the Company.

On February 12, 2010, in accordance with Article II, Section 12 of the Company's Amended and Restated Bylaws, the Reporting Persons delivered a Notice of Nomination of Directors, in connection with the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting"), for the purposes of nominating Donna L. Brazile, William J. Flynn, Herbert Kurz, John F. X. Mannion, Donald Shaffer, Douglas B. Sosnik, Daniel M. Theriault, Jerry Warshaw and Cliff L. Wood (collectively, the "Nominees") for election as directors of the Company at the 2010 Annual Meeting to serve as directors until their successors are duly elected and qualified.  If the Nominees are elected, the Reporting Persons believe they will constitute the entire membership of the Company's Board of Directors.

The Reporting Persons have not yet made a final decision regarding whether or not they will solicit proxies at the 2010 Annual Meeting in support of the election of the Nominees.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: February 16, 2010

/s/ Herbert Kurz
Herbert Kurz

/s/ Edythe Kurz
Edythe Kurz